K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

November 5, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter is in response to comments received by telephone on October 7, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 101 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 103 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 22, 2013 (the “Amendment”) relating to the registration of the following new series of the Trust (each a “Fund”):

Retirement Living through II 2010 Portfolio

Retirement Living through II 2015 Portfolio

Retirement Living through II 2020 Portfolio

Retirement Living through II 2025 Portfolio

Retirement Living through II 2030 Portfolio

Retirement Living through II 2035 Portfolio

Retirement Living through II 2040 Portfolio

Retirement Living through II 2045 Portfolio

Retirement Living through II 2050 Portfolio

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the Amendment unless otherwise indicated.

Prospectus Comments

Except where noted below, each prospectus comment and corresponding response relate to each class of shares of each Fund included in the Amendment.

Comment 1 — On the front cover of each prospectus included in the Amendment, please add the ticker symbol for each class of the Fund described therein.

Response to Comment 1 — The ticker symbol of each class of the Fund will be included on the cover of the appropriate prospectus when such class begins operations.

Securities and Exchange Commission

November 5, 2013

Comment 2 — On the front cover, following the legend required by Rule 481 under the Securities Act, there appear to be three headings entitled “Fund summary,” “Fund details,” and “Your account,” each with accompanying text. Please remove this text from the front cover.

Response to Comment 2 — We note that a page break is intended to precede this additional text, which we intend to clarify in the definitive filing of the prospectus.

Comment 3 — Under “Fund summary — Investment objective,” we note that the Fund’s investment objective is expressed in two sentences, the first of which states the investment objective, followed by a second explanatory sentence. Please state the investment objective more succinctly in only sentence, possibly moving the second sentence to “Fund summary — Principal investment strategies.”

Response to Comment 3 — We note that the format of the Fund’s investment objective is similar to that of other funds of funds managed by the Fund’s investment adviser, which format had been requested by a prior SEC staff examiner. In order to preserve consistency with similar offerings in the John Hancock fund family, and in light of prior SEC examination staff comments and the need to seek approval of the Trust’s Board of Trustees before changing the Fund’s investment objective, we respectfully decline to make this change.

Comment 4 — Under “Fund summary — Fees and expenses,” please revise the “Annual fund operating expenses” portion of the fee table to indicate that only “Other expenses” are based on estimates for the Fund’s first year of operations.

Response to Comment 4 — The Fund has made the requested change.

Comment 5 — With respect to any contractual expense limitations described in “Fund summary — Fees and expenses,” please state whether the Trust intends to file any written agreements relating to such limitations as exhibits to the Trust’s registration statement.

Response to Comment 5 — The Trust intends to file any written agreements relating to such limitations as exhibits to the Trust’s registration statement.

Comment 6 — With respect to any contractual expense limitations described in “Fund summary — Fees and expenses,” please disclose in a footnote to the fee table who can terminate the expense limitation arrangements and under what circumstances.

Response to Comment 6 — The Fund respectfully submits that the current footnote disclosure is clear that the Fund’s investment adviser can not unilaterally terminate the Fund’s expense limitation arrangement prior to the date indicated in the relevant footnote, and that the arrangement will terminate on the date indicated in the footnote unless renewed by mutual agreement of the fund and the advisor.

Comment 7 — Regarding the footnote referenced in Comment 6, above, please describe the types of expenses included and move the explanatory text to “Fund details — Who’s who — Additional information about fund expenses.”

Response to Comment 7 — The Fund has made the requested change.

Comment 8 — Under “Fund summary — Portfolio turnover,” please disclose that a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account.

Response to Comment 8 — The Fund has made the requested change.

Securities and Exchange Commission

November 5, 2013

Comment 9 — Under “Fund summary — Principal investment strategies,” please disclose the types of securities in which the underlying funds may invest.

Response to Comment 9 —The Fund has made the requested change.

Comment 10 — Under “Fund summary — Principal investment strategies,” following the discussion of the Fund’s glide path, the Fund states that it may invest in various types of derivatives. Therefore, please review the description of the Fund’s derivatives investments in the prospectus to ensure that the disclosure fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response to Comment 10 — We have reviewed this disclosure and confirm that it is consistent with such guidance.

Comment 11 — Please revise the disclosure of the risk factors described in “Fund summary — Principal risks — Risks of investing in the underlying funds,” to correspond to the types of securities in which the underlying funds invest.

Response to Comment 11 — The Fund will make the requested change.

Comment 12 — Under “Fund summary — Principal risks — Risks of investing in the underlying funds,” we note that “Fixed-income securities risk” is included as a risk factor. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the underlying funds may invest in fixed-income securities, and indicate the maturity and credit quality ranges of such investments.

Response to Comment 12 — The Fund has made the requested change.

Comment 13 — In “Fund summary — Investment management,” QS Investors, LLC (“QS Investors”) is listed as a “Subadvisor consultant.” Please explain whether: (a) QS Investors is considered to be an investment adviser to the Fund; (b) an advisory agreement with QS Investors meeting the requirements of Section 15(c) of the 1940 Act is in place; and (c) if such agreement is in place, whether a copy of such agreement has been filed as an exhibit to the Trust’s registration statement.

Response to Comment 13 — QS investors will not bea subadvisor consultant for the Fund and references to QS Investors have been removed from the prospectuses and SAI.

Comment 14 — Under “Fund summary — Portfolio management,” please disclose, if applicable, whether the listed portfolio managers are jointly and primarily responsible for managing the Fund’s assets.

Response to Comment 14 — The portfolio managers named in this section are jointly and primarily responsible for managing the Fund’s assets, and in accordance with Instruction 2 to Item 5(b) of Form N-1A, they are identified in this section. We further note that disclosure under “Who’s who — Subadvisors” states that the portfolio managers share portfolio management responsibilities. Accordingly, the Fund does not believe that any additional disclosure is required by Form N-1A.

Comment 15 — Under “Fund details — Principal investment strategies,” it is stated that the Board of Trustees of the Trust can change the Fund’s investment objective and strategy without shareholder approval. Please disclose whether the Fund will provide notice to shareholders of such changes, and if so, how much notice.

Response to Comment 15 — Unless otherwise stated, the Trust’s policy with respect to changes to the investment policies of its series (including the Fund), which are approved by the Trust’s Board of Trustees, is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Securities and Exchange Commission

November 5, 2013

Comment 16 — Under “Fund details — Temporary defensive investing,” please delete the first two bullet points relating to holding cash to meet redemption requests and make other anticipated cash payments, as the SEC staff does not consider these practices to be temporary defensive investing.

Response to Comment 16 — The Fund will make the requested change.

Comment 17 — Under “Fund details — Other permitted investments,” it is stated that the Fund may engage in short selling. Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response to Comment 17 — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Comment 18 — Under “Fund details — Who’s who — Subadvisors,” please provide more detailed information regarding Scott McIntosh’s business experience for at least the last five years.

Response to Comment 18 — As Mr. McIntosh will not be serving as a portfolio manager of the Fund, his name will be removed from the prospectus. Accordingly, no change is necessary in response to this comment.

Comment 19 — In the Class R6 prospectus, under “Fund summary — Fees and expenses,” please consolidate the two footnotes relating to contractual expense limitations into one footnote and move any explanatory text to “Fund details — Who’s who — Additional information about fund expenses.”

Response to Comment 19 — The Fund has made the requested change.

Comment 20 — In the Class R6 prospectus, under “Fund summary — Fees and expenses,” to better track the term used in the fee table, please revise the words “advisory fees” in footnote no. 4 to “management fees.”

Response to Comment 20 — The Fund has made the requested change.

Comment 21 — In the Class R2 and R4 prospectus, under “Fund summary — Fees and expenses — Annual fund operating expenses,” please disclose the gross amount of any Rule 12b-1 fees in the fee table, include the amount waived in a separate line in the fee table, and describe the Rule 12b-1 waiver in the same footnote that describes other contractual fee limitations.

Response to Comment 21 — The Fund respectfully declines to make the requested change. The Fund understands Form N-1A, Item 3 to permit a difference between the disclosure of management fees and Rule 12b-1 fees in the fee table. Instruction 3(b) requires that there be a line item showing all Rule 12b-1 expenses “incurred,” while Instruction 3(a) states that there should be a line item showing all management fees “payable.” The use of the word “incurred” in the Instruction for Rule 12b-1 fees suggests that this line item in the fee table could appropriately disclose the net actual amount incurred or to be incurred, whereas the use of the word “payable” for management fees suggests a broader concept tied to the contract rate. The Fund notes that the full Rule 12b-1 fee is set forth in a footnote to the fee table.

Comment 22 — In the Class R2 and R4 prospectus, under “Fund summary — Fees and expenses — Annual fund operating expenses,” please consolidate the two footnotes relating to contractual expense limitations into one footnote and move any explanatory text to “Fund details — Who’s who — Additional information about fund expenses.”

Response to Comment 22 — The Fund has made the requested change.

Securities and Exchange Commission

November 5, 2013

Statement of Additional Information (“SAI”) Comments

Each SAI comment and corresponding response relate to each class of shares of each Fund included in the Amendment.

Comment 23 — Under “Investment Policies,” please clarify which of the listed investment policies are principal investment policies.

Response to Comment 23 — The principal investment policies of the Fund are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment policies as well as disclosure on other investment policies of the Fund.

Comment 24 — Under “Risk Factors,” please clarify which of the listed investment risks are principal investment risks.

Response to Comment 24 — The principal investment risks of the Fund are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment risks.

Comment 25 — Under “Risk Factors — Use of Segregated and Other Special Accounts — Call Options,” it is stated that “[a] call option sold by the Fund on an index will require the Fund to own portfolio securities that correlate with the index or to segregate cash or other liquid assets equal to the excess of the index value over the exercise price on a current basis.” Please revise this statement to conform to the SEC staff’s view that the Fund should segregate an amount not less than the exercise price of the option.

Response to Comment 25 — The Fund has made the requested change. Specifically, this sentence has been revised to read as follows: “A call option sold by the Fund on an index will require the Fund to own portfolio securities that correlate with the index or to segregate cash or other liquid assets equal to its obligations under the option.

Comment 26 — With respect to the Fund’s concentration policy as stated in “Investment Restrictions,” please explain whether the application of the Fund’s concentration policy takes into account the concentration policies of the underlying funds in which the Fund invests.

Response to Comment 26 — In applying its concentration policy, the Fund takes into account the concentration policies of the underlying funds in which it invests.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

November 5, 2013

The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/George P. Attisano

George P. Attisano

Cc: Christopher Sechler, Assistant Secretary, John Hancock Funds II